UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                        The Wet Seal, Inc.
                         (Name of Issuer)

                       Class B Common Stock
                  (Title of Class of Securities)

                                N/A
                           (CUSIP Number)

Irving Teitelbaum, Suzy Shier Ltd., 1604 St. Regis Blvd. (514/684-3651) (Name, Address and Telephone Number of Person Authorized to Receive Notices and Commissions)

                            May 24, 1996
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box--.

Check the following box if a fee is being paid with the statement --. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    2927977 Canada Inc.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,015,573

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,105,573

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,015,573

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     29%

14.  Type of Reporting Person
     CO

























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Gross-Teitelbaum Holdings, Inc.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,015,573  Disclaims Beneficial Ownership of All Shares

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,105,573

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,015,573

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     29%

14.  Type of Reporting Person
     CO























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Los Angeles Express Fashions, Inc.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,500,000

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,500,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,500,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     43%

14.  Type of Reporting Person
     CO























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Suzy Shier Inc.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,675,000

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,675,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,675,000  Beneficial Ownership of all but 175,000 shares is disclaimed

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     48%

14.  Type of Reporting Person
     CO























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Suzy Shier Ltd.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,675,000

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,675,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,675,000  Beneficial Ownership of all shares is disclaimed

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     48%

14.  Type of Reporting Person
     CO























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Stephen Gross Holdings Inc.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,675,000

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,675,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,675,000  Beneficial Ownership of all shares is disclaimed

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     48%

14.  Type of Reporting Person
     CO























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Stephen Gross

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    1,675,000

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     1,675,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,675,000  Beneficial Ownership of all shares is disclaimed

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     48%

14.  Type of Reporting Person
     IN























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Teitelbaum Holdings Inc.

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    2,690,573

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     2,690,573

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,690,573  Beneficial Ownership of all shares is disclaimed

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     77%

14.  Type of Reporting Person
     CO

























1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Irving Teitelbaum

2.  Check the Appropriate Box if a Member of a Group                     (a)x

                                                                         (b)

3.  S.E.C. Use Only

4.  Source of Funds
    N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
    Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power
    0

8.  Shared Voting Power
    2,690,573

9.  Sole Dispositive Power
    0

10.  Shared Dispositive Power
     2,690,573

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,690,573  Beneficial Ownership of all shares is disclaimed

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     77%

14.  Type of Reporting Person
     IN

























AMENDMENT NO. 1 TO SCHEDULE 13D

Item 2. Identity and Background

This Amendment No. 1 to Schedule 13D of The Wet Seal, Inc. ("Wet Seal") is being filed jointly pursuant to Rule 13d-1(f) (1) by 2927977 Canada Inc., Suzy Shier Inc., and Los Angeles Express Fashions Inc., which are the record holders of the 2,690,573 shares of the Class B Common Stock (the "Wet Seal Shares") of Wet Seal in respect of which this filing is being made, and other persons who may be deemed to control such corporations, directly or indirectly, or have contract rights to vote or influence the disposition of the Wet Seal Shares, and who therefore may be deemed to be beneficial owners of the Wet Seal
Shares. Such individuals are listed in the Schedule 13-D of Wet Seal filed on August 21, 1995 (the "August 13D"), which is incorporated by reference herein.To the extent that persons filing this Schedule other than the record holders of the Wet Seal Shares directly or indirectly control such corporation, or have the contract rights described above, they may be deemed to constitute a group. A chart showing the ownership relationships among the persons filing this Schedule 13D is set forth as an exhibit in the August 13D. Information concerning the contract rights described above is contained in
Item 6 hereof and of the August 13D.

This Amendment to the August 13D is filed to reflect the holdings of the Wet Seal Shares after a public offering pursuant to a registration statement in which 2927977 Canada Inc. sold 946,773 Wet Seal Shares, Suzy Shier Inc. sold 1,325,000 Wet Seal Shares and Gross-Teitelbaum Holdings Inc. sold 378,227 leaving 2927977 Canada Inc. with direct ownership of 1,015,573 Wet Seal Shares, Suzy Shier Inc. with direct ownership of 175,000 Wet Seal Shares and Gross Teitelbaum Holdings Inc. with direct ownership of no Wet Seal Shares. This Amendment also reflects the termination of the August 9, 1995 Voting Trust Agreement and change of address of Maryse Bertrand. Each of the public offering and the termination of the Voting Trust Agreement occurred on May 24, 1996.

XI.(a)Maryse Bertrand
   (b)1501 McGill College, 26th Floor, Montreal, Quebec H3A 3N9 Canada
   (c)Partner, Goodman Phillips & Vineberg, 1501 McGill College, 26th Floor, Montreal, Quebec H3A 3N9 Canada


Item 4.  Purpose of Transaction

The purpose of selling the Wet Seal Shares was to gain liquidity. As a result of the sale, Suzy Shier Ltd. will no longer be able to consolidate its financial statements with those of Wet Seal.


Item 5.  Interest in Securities of the Issuer

(a)The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D which are beneficially owned by each person who is filing this Schedule D are set forth in boxes
11 and 13 of the second part of the cover page for each such person and such information is incorporated herein by reference. The persons filing this
Schedule 13D are not aware that any other person identified in Item 2 to this Schedule beneficially owns any shares of Class B Common Stock of Wet Seal.

(b)The numbers of Wet Seal Shares as to which each person who is filing this
Schedule 13D has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively on the second part of the cover page to this Schedule for each such person and such information is incorporated herein by reference. No other person shares voting or dispositive power with respect to the Wet Seal Shares.

(c)Transactions in shares of Class B Common Stock of Wet Seal by persons named in response to paragraph (a) of this Item are set forth in Item 2 and such information is incorporated herein by reference.

(d)No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Wet Seal Shares other than the persons who are filing this Schedule.

(e)Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

II. The Voting Trust Agreement dated August 9, 1995 by and among Gross-Teitelbaum Holdings Inc., 2927977 Canada Inc., Suzy Shier Inc. and Los Angeles Express Fashions Inc. was terminated effective May 24, 1996. A copy of the Agreement terminating the Voting Trust Agreement is attached hereto as Exhibit A and is incorporated herein by reference.


Item 7.   Materials to be Filed as Exhibits

Agreement by and among Gross-Teitelbaum Holdings Inc., 2927977 Canada Inc., Suzy Shier Inc. and Los Angeles Express Fashions Inc. terminating the Voting Trust Agreement dated August 9, 1995.


                                    SIGNATURE

We, the undersigned, hereby agree that this Schedule 13D, filed in connection with the voting securities of The Wet Seal, Inc., is being filed on behalf of each of us. Each of the undersigned certifies, after reasonable inquiry and to the best knowledge and belief of such undersigned, that the information contained in this statement is true, complete and correct.

Dated:  June 3, 1995

2927977 Canada Inc.
By: I. Teitelbaum
I. Teitelbaum, Secretary

Gross-Teitelbaum Holdings Inc.      Teitelbaum Holdings Inc.
By: I. Teitelbaum                   By: I. Teitelbaum
I. Teitelbaum, Secretary            I. Teitelbaum, Secretary

Suzy Shier Ltd.                     Stephen Gross Holdings Inc.
By: I. Teitelbaum                   By: Stephen Gross
I. Teitelbaum, Secretary            Stephen Gross, Secretary

Suzy Shier Inc.                     Stephen Gross
By:  I. Teitelbaum
I. Teitelbaum, Secretary            Irving Teitelbaum

Los Angeles Express Fashions Inc.   Gerald Randolph
by:I. Teitelbaum
I. Teitelbaum, Secretary            Harvey Levenson

                                    Boris Stein

                                    Maryse Bertrand